Item 77E - Deutsche Investments VIT
Funds (formerly DWS Investments VIT
Funds)
On December 7, 2010, Deutsche
Investments VIT Funds (formerly DWS
Investments VIT Funds) (the "Trust") was named as a defendant in the First Amended
Complaint filed by the Official Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of
Delaware in the lawsuit styled Official
Committee of Unsecured Creditors of
Tribune Company, et al., v. Fitzsimons et al.
(the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in
2007 by which loans were made to the
Tribune Company to fund the LBO and
shares of the Tribune Company held by
shareholders were tendered for or were
converted to a right to receive cash.
Following the completion of the LBO in
2007, the Tribune Company filed for
bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States
District Court for the Southern District of
New York, case no. 12-MC-2296.  At the
outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On
September 23, 2013, the District Court
entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second Circuit. Oral arguments were held in November 2014. On
March 29, 2015, the Second Circuit, in a unanimous opinion, affirmed the District
Court's dismissal of the related cases. The plaintiffs in the related cases subsequently filed a petition for rehearing, which the Second Circuit denied on July 22, 2016.
Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On November 21,
2013, the District Court entered Master Case
Order No. 4 ("MCO 4") setting forth the
procedures to govern the Lawsuit and
effectively lifting the above-referenced stay.
Among other things, MCO 4 requires the
parties to present proposals for a structure to govern the upcoming pre-answer motions to dismiss stage of the Lawsuit. On April 25, 2014, the District Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as
Liaison Counsel to the Shareholder
Defendants, to file a global motion to
dismiss (the "Global Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the Trust). Briefing of the Global Motion to Dismiss has concluded, and the District
Court has not yet scheduled a date for oral argument. The District Court has also deferred all other proposed motions to dismiss the Lawsuit, if necessary, until a later date to be determined. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.